Exhibit 1.01

The Boeing Company
Conflict Minerals Report
For The Year Ended December 31, 2018

I. Overview
The Boeing Company (herein referred to as “Boeing,” the “Company,” “we,” “us,” or “our”) submits this report pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Boeing is one of the world’s largest aerospace firms. Our principal products include commercial jet aircraft, manned and unmanned military aircraft, rotorcraft and tilt-rotor aircraft, as well as missile and weapons systems, satellites and launch vehicles. We conducted an analysis of our products and found that small quantities of one or more of tin, tantalum, tungsten and gold (“3TG”) are found in, and necessary to the functionality of substantially all of Boeing’s products.
The aircraft and other products that we manufacture are highly complex, typically containing thousands of parts from thousands of direct and indirect suppliers. Boeing has relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we rely on our direct suppliers to work with their suppliers in order to provide us with accurate information about the origin of 3TG in the materials, components, parts and subassemblies (collectively, “Components”) we purchase. As we enter into new contracts or renew existing contracts, we require our suppliers to commit on a prospective basis to provide us with the 3TG information necessary to conduct our due diligence. However, during the term of contracts executed before we imposed this requirement, we cannot compel these suppliers to support our due diligence efforts with respect to 3TG content.

II. Reasonable Country of Origin Inquiry (“RCOI”)

We conducted an inquiry of our suppliers to determine the Country of Origin of the products provided to Boeing. Measures taken to make the determination were in accordance with Step 2 of the Due Diligence Guidance for Responsible Supply Chains of Minerals From Conflict-Affected and High-Risk Areas of the Organisation for Economic Cooperation and Development (“OECD”) and its supplements on tin, tantalum, and tungsten and on gold (“OECD Guidance”). Our RCOI included identification of relevant suppliers, survey of suppliers and assessment of data received from suppliers.

We requested that all of our suppliers of Components that we believe could contain 3TG provide information to us using the template developed by the Conflict-Free Sourcing Initiative, known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide 3TG to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy and its due diligence process, and requests information about its supply chain for 3TG, such as the names and locations of smelters and refiners, as well as the country of origin of 3TG used by such smelters and refiners. The information we receive is submitted into an electronic database to facilitate information analysis.

OECD Step 1. Establish Strong Company Management Systems
Conflict Minerals Policy
We are committed to promoting economic development in Africa through responsible commercial engagement. As part of this commitment, Boeing has adopted a conflict minerals policy related to our sourcing of 3TG, which is available on www.boeingsuppliers.com. Our conflict minerals compliance program is designed to follow the framework established by the OECD.
Internal Team
Boeing has established a management system to support supply chain due diligence related to 3TG. Our management system includes a team of subject matter experts from functions such as supplier management, engineering, finance, law, global engagement, and our Boeing International organization. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy.
Control Systems
Together with other major manufacturers in aerospace and other sectors, we were members for the year covered by this report of the following initiatives that are working to develop conflict-free supply chains: the OECD Multi-Stakeholder Group, Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative), the International Tin Association (formerly known as the International Tin Research Institute) Tin Supply Chain Initiative, the Public Private Alliance for Responsible Minerals Trade and the Aerospace Industries Association Conflict Minerals Working Group.
We have established and maintain a records retention policy with respect to relevant documentation.
Supplier Engagement
Our supply chain team, which includes representatives from a number of management functions within Boeing as well as representatives of certain of our suppliers, meets on at least an annual basis to discuss best practices among our suppliers. We also maintain an electronic portal that provides detailed instructions to suppliers and resources related to conflict minerals, including the Template, our conflict minerals policy, as well as FAQs from the Aerospace Industries Association and the U.S. Securities and Exchange Commission.
Grievance Mechanism
We have processes to receive and act on concerns - written or oral - expressed by employees and others about possible improper or unethical business practices or violations of company policies (including our Code of Conduct, Code of Basic Working Conditions and Human Rights, and Conflict Minerals Policy), laws, or regulations.
OECD Step 2.    Identify and Assess Risks in the Supply Chain
The vast majority of the suppliers that responded to our request set forth data only with respect to that supplier’s overall 3TG sourcing, without specifying the origin of the 3TG used in Components actually supplied to Boeing. Therefore, the RCOI did not provide us with sufficient information to determine the source of the 3TG in our products. Accordingly, we conducted due diligence on the source and chain of custody of 3TG in our products.

III. Due Diligence Design and Performance
Design of Due Diligence
Pursuant to the Rule, we performed due diligence on the source and country of origin of 3TG in our products, including the Components we purchase from suppliers. Our due diligence measures have been designed to conform with the due diligence framework presented in OECD Guidance and its supplements.
Due Diligence Performed
We performed due diligence measures in accordance with the framework established by the OECD.
OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks

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Senior management is briefed about our due diligence efforts on a regular basis through the Compliance Risk Management Board, chaired by the Company’s Senior Vice President, Office of Internal Governance and Administration.

•	We have implemented a risk management plan that outlines the Company responses to identified risks.

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We regularly assess identified risks, largely relying on suppliers’ annual data submissions to us, as well as, where appropriate, targeted follow-up activities. There was no instance where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

OECD Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We support all aspects of the 3TG smelters and refiners audit scope through our membership in the Responsible Materials Initiative (RMI Member Code: BOEI). In addition, we encourage smelter or refiner participation in RMI, serve on its Steering Committee, and participate in the Due Diligence Practices Group.
OECD Step 5.    Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website www.boeing.com and is filed with the U.S. Securities and Exchange Commission.
IV. Due Diligence Results
We reviewed all of the supplier responses, including those not provided on the Template, against criteria developed by our internal team to determine whether further due diligence engagement was necessary. Our criteria included reviewing incomplete responses as well as inconsistencies within the data reported by our suppliers, and we have worked directly with them in an effort to secure further responses.
The vast majority of the suppliers that responded to our request set forth data only with respect to that supplier’s overall 3TG sourcing, without specifying the origin of the 3TG used in Components actually supplied to Boeing. A minority of responses listed specific smelters or refiners in their supply chain, with such responses collectively identifying 313 unique facilities as identified by the Responsible Minerals Assurance Process (“RMAP”) (formerly Conflict-Free Smelter Program) of which 256 or 82% were included on the RMAP Conformant Smelters & Refiners List.

Of the suppliers that responded to our request, none were able to trace the origin 3TG to Components supplied to Boeing. As such, we are not able to identify with reasonable certainty any smelters or refiners (“SoRs”) that were used in the development of products delivered to Boeing.
Of the suppliers that provided SoRs, 64 indicated that they may have sourced 3TG from the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”); however they were unable to verify that 3TG from those SoRs was used in Components supplied to Boeing, and therefore the SoRs they reported are excluded from this report.
For the reasons set forth above, our supply chain was unable to identify the country of origin of 3TG contained in the Components supplied to us or the facilities used to process such 3TG.
V. Expected Future Actions
We intend to continue the following actions to improve the due diligence we conduct to further mitigate the risk that the 3TG in our products benefit armed groups in the Covered Countries:

•	Include a conflict minerals provision in new or renewed contracts requiring that suppliers provide us with the necessary 3TG information on a prospective basis.

•	Direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

•	Participate in the RMI in order to increase the number of smelters and refiners participating in the RMAP.

•	Work with the OECD and relevant trade associations to define and improve best practices and encourage responsible sourcing of 3TG.

•	Make additional investments in Conflict Minerals due diligence toolsets.

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In the event that any of our suppliers are found to be providing us with Components containing 3TG from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TG.

Caution Concerning Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “expects,” “plans,” “believes,” “estimates,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

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